

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 29, 2021

Justin Schreiber
Chief Executive Officer
LifeMD, Inc.
800 Third Avenue, Suite 2800
New York, NY 10022

   Re: LifeMD, Inc.
     Registration Statement on Form S-3
     Filed July 23, 2021
     File No. 333-258143

Dear Mr. Schreiber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Lawrence Metelitsa, Esq.